Dreyfus Pennsylvania Intermediate Municipal Bond Fund

ANNUAL REPORT November 30, 2005



YOU, YOUR ADVISOR AND

Dreyfus.

A MELLON FINANCIAL COMPANY℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Pennsylvania Intermediate Municipal Bond Fund, covering the 12-month period from December 1, 2004, through November 30, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Douglas Gaylor.

The U.S. economy demonstrated remarkable resiliency over the past year, expanding at a steady pace despite the headwinds of soaring energy prices, higher interest rates and the dislocations caused by the Gulf Coast hurricanes. Although yields of longer-term municipal bonds recently have begun to creep upward, low inflation expectations among U.S. investors, improving fiscal conditions and robust investor demand have helped them withstand the potentially eroding effects of rising short-term interest rates.

As the end of 2005 approaches, the U.S. economy and financial markets may be reaching an inflection point. Investors' reactions to a change in leadership at the Federal Reserve Board and the effects of higher fuel prices on the rate of inflation may set the tone for the U.S. fixed-income markets in 2006. As always, we encourage you to discuss these and other market forces with your financial advisor.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
December 15, 2005



DISCUSSION OF FUND PERFORMANCE

Douglas Gaylor, Portfolio Manager

How did Dreyfus Pennsylvania Intermediate Municipal Bond Fund perform relative to its benchmark?

For the 12-month period ended November 30, 2005, the fund achieved a total return of 2.29%.[1] In comparison, the fund's benchmark, the Lehman Brothers 7-Year Municipal Bond Index, achieved a total return of 2.16% for the same period.[2] In addition, the average total return for all funds reported in the Lipper Pennsylvania Intermediate Municipal Debt Funds category was 1.83% for the reporting period.[3]

Although rising interest rates caused shorter-term bonds to lose value, intermediate- and long-term municipal bond prices were relatively stable over the reporting period as investors' inflation expectations remained subdued. The fund produced higher returns than its benchmark and Lipper category average, primarily due to its focus on securities at the longer end of the intermediate-term maturity range.

What is the fund's investment approach?

The fund seeks as high a level of current income exempt from federal and Pennsylvania state income taxes as is consistent with the preservation of capital. To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal and Pennsylvania state personal income taxes. The fund generally maintains a dollar-weighted average portfolio maturity between three and 10 years. The fund invests at least 80% of its assets in municipal bonds rated investment grade, or the unrated equivalent as determined by Dreyfus. The fund may invest up to 20% of its net assets in municipal bonds rated below investment grade ("high yield" or "junk" bonds) or the unrated equivalent as determined by Dreyfus.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and the municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation to either discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We may also look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

In its ingoing effort to forestall inflationary pressures, the Federal Reserve Board (the "Fed") raised short-term interest rates at each of eight meetings of its Federal Open Market Committee ("FOMC"). As a result, the overnight federal funds rate climbed from 2% at the start of the reporting period to 4% by the end. While fixed-income securities across the maturity spectrum historically have tended to lose value when the Fed tightens monetary policy, the reporting period proved to be different: longer-term bonds remained remarkably resilient as investors' inflation expectations generally remained low. Robust investor demand provided further price support for longer-term bonds.

In addition, the fund benefited during the reporting period from better fiscal conditions in Pennsylvania. The state has enjoyed higher sales tax and income tax revenues as more jobs were created in the recovering economy. The state's generally conservative fiscal policies and substantial budget reserves enabled it to maintain a "double-A" credit rating. Because of the state's sound fiscal condition and relatively mature infrastructure, the supply of newly issued Pennsylvania bonds remained relatively light over the reporting period, which also helped support their prices.

In this environment, the fund continued to enjoy relatively high levels of income from its core, seasoned holdings. The fund also benefited from its relatively light exposure to securities in the five- to 10-year range, focusing instead on better-performing securities with maturities toward the longer end of the intermediate-term range. Although our emphasis on higher-quality bonds may have slightly hindered the fund's relative performance, we did not see enough value in lower-rated, higher-yielding credits to justify the greater levels of risk they typically entail.

What is the fund's current strategy?

Although we believe that the Fed is closer to the end of its credit-tightening campaign than the beginning, stronger-than-expected economic growth suggest to us that further rate hikes are likely at upcoming FOMC meetings. In addition, longer-term bond yields have begun to move higher. Accordingly, we recently have begun to shift gradually toward a more cautious investment posture. When making new purchases, we have continued to emphasize higher-quality bonds from Pennsylvania issuers, including premium-priced bonds that historically have held more of their value during market declines.

December 15, 2005

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-Pennsylvania residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable. Return figure provided reflects the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's return would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers 7-Year Municipal Bond Index is an unmanaged total return performance benchmark for the investment-grade, geographically unrestricted 7-year tax-exempt bond market, consisting of municipal bonds with maturities of 6-8 years. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[3] *Source: Lipper Inc.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Pennsylvania Intermediate Municipal Bond Fund and the Lehman Brothers 7-Year Municipal Bond Index

Average Annual Total Returns *as of 11/30/05*

	1 Year	5 Years	10 Years
Fund	**2.29%**	**4.98%**	**4.92%**

† *Source: Lipper Inc.*

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

The above graph compares a $10,000 investment made in Dreyfus Pennsylvania Intermediate Municipal Bond Fund on 11/30/95 to a $10,000 investment made in the Lehman Brothers 7-Year Municipal Bond Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.

The fund invests primarily in Pennsylvania municipal securities and its performance shown in the line graph takes into account fees and expenses. The Index is not limited to investments principally in Pennsylvania municipal obligations and does not take into account charges, fees and other expenses. The Index, unlike the fund, is an unmanaged, total return performance benchmark for the investment-grade, geographically unrestricted 7-year tax-exempt bond market, consisting of municipal bonds with maturities of 6-8 years. These factors can contribute to the Index potentially outperforming or underperforming the fund. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Pennsylvania Intermediate Municipal Bond Fund from June 1, 2005 to November 30, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended November 30, 2005

Expenses paid per $1,000†	$ 3.96
Ending value (after expenses)	$999.50

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended November 30, 2005

Expenses paid per $1,000†	$ 4.00
Ending value (after expenses)	$1,021.11

† *Expenses are equal to the fund's annualized expense ratio of .79%, multiplied by the average account value over the period, multiplied by 183/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

November 30, 2005

Long-Term Municipal Investments—96.5%	Principal Amount ($)	Value ($)
Albert Gallatin Area School District 5.15%, 9/1/2014 (Insured; MBIA)	1,220,000	1,254,502
Bethlehem Authority, Guaranteed Water Revenue 5%, 11/15/2015 (Insured; FSA)	2,000,000	2,155,240
Bucks County Water and Sewer Authority, Revenue (Neshaminy Interceptor) 5.375%, 6/1/2013 (Insured; AMBAC)	1,090,000	1,183,260
Butler Area Sewer Authority, Sewer Revenue Zero Coupon, 1/1/2010 (Insured; FGIC)	600,000	515,592
Butler County 5.25%, 7/15/2013 (Insured; FGIC)	1,670,000 [a]	1,831,472
Cambria County 5.875%, 8/15/2008 (Insured; FGIC)	140,000	141,709
Chester County School Authority, School LR (Chester County Intermediate Unit Project) 5%, 4/1/2021 (Insured; AMBAC)	2,325,000	2,447,620
Council Rock School District 4.75%, 11/15/2017 (Insured; FGIC)	1,780,000	1,833,881
Delaware County 5.125%, 10/1/2017	1,000,000	1,050,290
Delaware River Port Authority (Port District Project) 4.75%, 1/1/2012 (Insured; MBIA)	1,000,000	1,031,040
Harrisburg Authority, Office and Parking Revenue 5.75%, 5/1/2008	1,200,000	1,237,272
Harrisburg Parking Authority, Parking Revenue 5.75%, 5/15/2014 (Insured; FSA)	740,000	825,389
Harrisburg Redevelopment Authority Zero Coupon, 11/1/2016 (Insured; FSA)	2,000,000	1,216,280
Kennett Consolidated School District 5.25%, 2/15/2016 (Insured; FGIC)	1,000,000	1,076,900
McKeesport Area School District Zero Coupon, 10/1/2009 (Insured; FGIC)	1,070,000	930,846
Monroe County Hospital Authority, HR (Pocono Medical Center) 5.50%, 1/1/2012	1,095,000	1,174,355
Monroeville Municipal Authority, Sanitary Sewer Revenue 5.25%, 12/1/2015 (Insured; MBIA)	1,035,000	1,123,141

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Mount Lebanon School District		
5%, 2/15/2013 (Insured; MBIA)	1,000,000 [a]	1,078,260
Neshaminy School District		
5%, 4/15/2016 (Insured; MBIA)	1,250,000	1,335,862
Norristown:		
Zero Coupon, 12/15/2011 (Insured; Radian)	1,465,000	1,154,200
Zero Coupon, 12/15/2013 (Insured; Radian)	735,000	525,797
5%, 9/1/2020 (Insured; FGIC)	1,125,000	1,189,058
North Allegheny School District		
5%, 5/1/2015 (Insured; FGIC)	1,625,000	1,740,017
Pennsylvania Finance Authority, Revenue		
(Penn Hills Project):		
5.25%, 12/1/2006 (Insured; FGIC)	940,000 [a]	959,289
5.25%, 12/1/2013 (Insured; FGIC)	1,105,000	1,126,282
Pennsylvania Higher Educational Facilities Authority, Revenue:		
Health Services (University of Pennsylvania)		
5.35%, 1/1/2006	1,000,000 [a]	1,011,810
State System for Higher Education		
5.25%, 12/15/2014 (Insured; AMBAC)	1,600,000	1,668,576
(UPMC Health System):		
6%, 1/15/2013	1,995,000	2,189,852
6%, 1/15/2014	1,580,000	1,732,170
Pennsylvania Industrial Development Authority, EDR:		
7%, 1/1/2006 (Insured; AMBAC)	795,000	797,520
5.50%, 7/1/2014 (Insured; AMBAC)	2,350,000	2,589,724
Pennsylvania Intergovernmental Cooperative Authority, Special Tax Revenue		
(Philadelphia Funding Program)		
5.25%, 6/15/2016 (Insured; FGIC)	1,200,000	1,263,840
Pennsylvania Public School Building Authority, School Revenue		
(Daniel Boone School District Project)		
5%, 4/1/2017 (Insured; MBIA)	1,005,000	1,058,175
Pennsylvania Turnpike Commission, Oil Franchise Tax Revenue:		
5.25%, 12/1/2018 (Insured; AMBAC)	455,000	480,876
5.25%, 12/1/2018 (Insured; AMBAC)	545,000	569,618

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Philadelphia:		
5.70%, 11/15/2006 (Insured; FGIC)	370,000	374,462
5.25%, 2/15/2014 (Insured; XLCA)	2,000,000	2,152,500
Gas Works Revenue		
5.50%, 7/1/2015 (Insured; FSA)	1,550,000	1,659,941
Philadelphia Hospitals and Higher Education Facilities		
Authority, Revenue:		
(Jefferson Health System):		
4.30%, 5/15/2006	500,000	502,015
5%, 5/15/2011	2,500,000	2,589,425
(Temple University Hospital)		
6.50%, 11/15/2008	1,350,000	1,416,812
Philadelphia Municipal Authority, LR:		
5.25%, 11/15/2011 (Insured; FSA)	2,000,000	2,152,520
5.25%, 11/15/2015 (Insured; FSA)	2,115,000	2,266,540
Pittsburgh School District, GO		
5%, 9/1/2020 (Insured; MBIA)	1,315,000	1,390,297
Sayre Health Care Facilities Authority, Revenue		
(Guthrie Health):		
6.25%, 12/1/2013	1,800,000	2,014,830
6.25%, 12/1/2014	1,000,000	1,114,390
State Public School Building Authority,		
School Revenue		
(York School District Project)		
5%, 5/1/2018 (Insured; FSA)	545,000	577,520
Swarthmore Borough Authority, College Revenue		
(Swarthmore College)		
5.25%, 9/15/2020	750,000	805,088
Trinity Area School District		
5.20%, 11/1/2012 (Insured; FSA)	1,235,000	1,291,847
Wayne County Hospital and Health Facilities		
Authority (Wayne Memorial Hospital Project)		
5.25%, 7/1/2016 (Insured; MBIA)	2,135,000	2,283,553
West Mifflin Area School District, GO		
5%, 10/1/2022 (Insured; FSA)	710,000	749,192

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
West Mifflin Sanitary Sewer Municipal Authority, Sewer Revenue		
4.90%, 8/1/2013 (Insured; MBIA)	880,000	909,550
Westmoreland County		
Zero Coupon, 12/1/2008 (Insured; FGIC)	1,590,000	1,425,212
Wilson Area School District:		
5.125%, 3/15/2016 (Insured; FGIC)	1,300,000	1,395,745
5%, 5/15/2016 (Insured; FSA)	1,135,000	1,206,051
York County Hospital Authority, Revenue (Lutheran Social Services Health Center)		
6.25%, 4/1/2011	1,000,000	1,001,450
Yough School District		
Zero Coupon, 10/1/2007 (Insured; FGIC)	1,000,000	937,090
Total Investments (cost $72,098,270)	**96.5%**	**73,715,745**
Cash and Receivables (Net)	**3.5%**	**2,694,542**
Net Assets	**100.0%**	**76,410,287**

Summary of Abbreviations

ACA	American Capital Access	**GIC**	Guaranteed Investment Contract
AGC	ACE Guaranty Corporation	**GNMA**	Government National Mortgage Association
AGIC	Asset Guaranty Insurance Company		
AMBAC	American Municipal Bond Assurance Corporation	**GO**	General Obligation
		HR	Hospital Revenue
ARRN	Adjustable Rate Receipt Notes	**IDB**	Industrial Development Board
BAN	Bond Anticipation Notes	**IDC**	Industrial Development Corporation
BIGI	Bond Investors Guaranty Insurance	**IDR**	Industrial Development Revenue
BPA	Bond Purchase Agreement	**LOC**	Letter of Credit
CGIC	Capital Guaranty Insurance Company	**LOR**	Limited Obligation Revenue
		LR	Lease Revenue
CIC	Continental Insurance Company	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
CIFG	CDC Ixis Financial Guaranty		
CMAC	Capital Market Assurance Corporation	**MFHR**	Multi-Family Housing Revenue
		MFMR	Multi-Family Mortgage Revenue
COP	Certificate of Participation	**PCR**	Pollution Control Revenue
CP	Commercial Paper	**RAC**	Revenue Anticipation Certificates
EDR	Economic Development Revenue	**RAN**	Revenue Anticipation Notes
EIR	Environmental Improvement Revenue	**RAW**	Revenue Anticipation Warrants
		RRR	Resources Recovery Revenue
FGIC	Financial Guaranty Insurance Company	**SAAN**	State Aid Anticipation Notes
		SBPA	Standby Bond Purchase Agreement
FHA	Federal Housing Administration	**SFHR**	Single Family Housing Revenue
FHLB	Federal Home Loan Bank	**SFMR**	Single Family Mortgage Revenue
FHLMC	Federal Home Loan Mortgage Corporation	**SONYMA**	State of New York Mortgage Agency
		SWDR	Solid Waste Disposal Revenue
FNMA	Federal National Mortgage Association	**TAN**	Tax Anticipation Notes
		TAW	Tax Anticipation Warrants
FSA	Financial Security Assurance	**TRAN**	Tax and Revenue Anticipation Notes
GAN	Grant Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
AAA		Aaa		AAA	75.2
AA		Aa		AA	15.9
A		A		A	5.6
BBB		Baa		BBB	3.3
					100.0

† *Based on total investments.*

[a] *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

November 30, 2005

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	72,098,270	73,715,745
Cash		1,914,096
Interest receivable		877,337
Receivable for shares of Beneficial Interest subscribed		10,460
Prepaid expenses		9,155
		76,526,793
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		37,581
Payable for shares of Beneficial Interest redeemed		28,334
Accrued expenses		50,591
		116,506
Net Assets ($)		**76,410,287**
Composition of Net Assets ($):		
Paid-in capital		74,490,604
Accumulated net realized gain (loss) on investments		302,208
Accumulated net unrealized appreciation (depreciation) on investments		1,617,475
Net Assets ($)		**76,410,287**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial Interest authorized)		5,681,068
Net Asset Value, offering and redemption price per share–Note 3(d) ($)		**13.45**

See notes to financial statements.

STATEMENT OF OPERATIONS
Year Ended November 30, 2005

Investment Income ($):	
Interest Income	**3,497,614**
Expenses:	
Management fee–Note 3(a)	475,403
Shareholder servicing costs–Note 3(b)	89,243
Auditing fees	31,957
Legal fees	22,512
Registration fees	14,574
Prospectus and shareholders' reports	14,191
Trustees' fees and expenses–Note 3(c)	11,623
Custodian fees	10,451
Loan commitment fees–Note 2	658
Miscellaneous	19,000
Total Expenses	**689,612**
Less–reduction in management fee due to undertaking–Note 3(a)	(55,083)
Less–reduction in custody fees due to earnings credits–Note 1(b)	(7,068)
Net Expenses	**627,461**
Investment Income–Net	**2,870,153**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	133,438
Net unrealized appreciation (depreciation) on investments	(1,179,772)
Net Realized and Unrealized Gain (Loss) on Investments	**(1,046,334)**
Net Increase in Net Assets Resulting from Operations	**1,823,819**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended November 30,	
	2005	2004
Operations ($):		
Investment income—net	2,870,153	3,065,724
Net realized gain (loss) on investments	133,438	156,348
Net unrealized appreciation (depreciation) on investments	(1,179,772)	(998,768)
Net Increase (Decrease) in Net Assets Resulting from Operations	**1,823,819**	**2,223,304**
Dividends to Shareholders from ($):		
Investment income—net	(2,834,974)	(3,043,007)
Net realized gain on investments	(197,507)	(296,073)
Total Dividends	**(3,032,481)**	**(3,339,080)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold	7,872,540	13,715,003
Dividends reinvested	2,323,028	2,557,260
Cost of shares redeemed	(15,532,828)	(14,701,509)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(5,337,260)**	**1,570,754**
Total Increase (Decrease) in Net Assets	**(6,545,922)**	**454,978**
Net Assets ($):		
Beginning of Period	82,956,209	82,501,231
End of Period	**76,410,287**	**82,956,209**
Capital Share Transactions (Shares):		
Shares sold	576,905	994,018
Shares issued for dividends reinvested	170,374	186,030
Shares redeemed	(1,137,065)	(1,071,908)
Net Increase (Decrease) in Shares Outstanding	**(389,786)**	**108,140**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

		Year Ended November 30,			
	2005	2004	2003	2002[a]	2001
Per Share Data ($):					
Net asset value, beginning of period	13.66	13.84	13.70	13.65	13.12
Investment Operations:					
Investment income—net	.49[b]	.51[b]	.54[b]	.57[b]	.59
Net realized and unrealized gain (loss) on investments	(.18)	(.14)	.17	.20	.56
Total from Investment Operations	.31	.37	.71	.77	1.15
Distributions:					
Dividends from investment income—net	(.49)	(.50)	(.54)	(.57)	(.59)
Dividends from net realized gain on investments	(.03)	(.05)	(.03)	(.15)	(.03)
Total Distributions	(.52)	(.55)	(.57)	(.72)	(.62)
Net asset value, end of period	13.45	13.66	13.84	13.70	13.65
Total Return (%)	2.29	2.82	5.16	5.81	8.94
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.87	.85	.86	.85	.82
Ratio of net expenses to average net assets	.79	.80	.80	.80	.78
Ratio of net investment income to average net assets	3.62	3.69	3.93	4.21	4.36
Portfolio Turnover Rate	7.31	22.50	25.16	10.77	27.47
Net Assets, end of period ($ x 1,000)	76,410	82,956	82,501	84,702	74,037

[a] As required, effective December 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended November 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.16% to 4.21%. Per share data and ratios/supplemental data for periods prior to December 1, 2001 have not been restated to reflect this change in presentation.

[b] Based on average shares outstanding at each month end.

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Pennsylvania Intermediate Municipal Bond Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income exempt from federal and Pennsylvania state income taxes as is consistent with the preservation of capital. The Dreyfus Corporation (the "Manager") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income–net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

At November 30, 2005, the components of accumulated earnings on a tax basis were as follows: undistributed tax exempt income $64,039, undistributed ordinary income $14,094, undistributed capital gains $133,356 and unrealized appreciation $1,772,233.

The tax character of distributions paid to shareholders during the fiscal periods ended November 30, 2005 and November 30, 2004 were as follows: tax exempt income $2,834,974 and $3,043,007, ordinary income $39,814 and $15,751 and long term capital gains $157,693 and $280,322, respectively.

During the period ended November 30, 2005, as a result of permanent book to tax differences, primarily due to the tax treatment for amortization adjustments, the fund decreased accumulated undistributed investment income–net by $35,179, increased accumulated net realized gain (loss) on investments by $175,012 and decreased paid–in capital by $139,833. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus–managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended November 30, 2005, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .60% of the fund's average daily net assets and is payable monthly. The Manager had undertaken from December 1, 2004 through November 30, 2005 to reduce the management fee paid by the fund, to the extent that the fund's aggregate annual expenses, exclusive of taxes, brokerage fees, interest on borrowing, commitment fees and extraordinary expenses, exceed an annual rate of .80% of the value of the fund's average daily net assets. The reduction in management fee, pursuant to the undertaking, amounted to $55,083 during the period ended November 30, 2005.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholders accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquires regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended November 30, 2005, the fund was charged $34,048 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended November 30, 2005, the fund was charged $28,018 pursuant to the transfer agency agreement.

During the period ended November 30, 2005, the fund was charged $3,453 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $37,527, chief compliance officer fees $1,548 and transfer agency per account fees $4,600, which are offset against an expense reimbursement currently in effect in the amount of $6,094.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) A 1% redemption fee is charged and retained by the fund on certain shares redeemed within thirty days following the date of their issuance, including on redemptions through the use of the fund's exchange privilege.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended November 30, 2005, amounted to $5,702,060 and $12,332,216, respectively.

At November 30, 2005, the cost of investments for federal income tax purposes was $71,943,512; accordingly, accumulated net unrealized appreciation on investments was $1,772,233, consisting of $2,031,751 gross unrealized appreciation and $259,518 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Pennsylvania Intermediate Municipal Bond Fund

We have audited the accompanying statement of assets and liabilities of Dreyfus Pennsylvania Intermediate Municipal Bond Fund, including the statement of investments, as of November 30, 2005, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of November 30, 2005 by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Pennsylvania Intermediate Municipal Bond Fund at November 30, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
January 11, 2006

In accordance with federal tax law, the fund hereby makes the following designations regarding its fiscal year ended November 30, 2005:

—all the dividends paid from investment income-net are "exempt-interest dividends" (not generally subject to regular federal income tax and, for individuals who are Pennsylvania residents, Pennsylvania personal income taxes), and

—the fund hereby designates $.0251 per share as a long-term capital gain distribution of the $.0317 per share paid on December 9, 2004, and also designates $.0011 per share as a long-term capital gain distribution paid on July 27, 2005.

As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends and capital gain distributions paid for the 2005 calendar year on Form 1099-DIV which will be mailed by January 31, 2006.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the Board of Trustees held on August 10, 2005, the Board considered the re-approval for an annual period of the fund's Management Agreement, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent, and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board members also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting, and compliance infrastructure.

Comparative Analysis of the Fund's Performance, Management Fee, and Expense Ratio. The Board members reviewed the fund's performance, management fee, and expense ratio and placed significant emphasis on comparisons to available comparable funds (of which there was only one), and to Lipper category averages, as applicable. The

comparable fund was previously approved by the Board for this pur-pose, and was prepared using a Board-approved selection methodology that was based, in part, on selecting non–affiliated funds reported in the same Lipper category (the "Pennsylvania Intermediate Municipal Debt Funds" category) as the fund. The Board members discussed the results of the comparisons for various time periods ended June 30, 2005. The Board members noted that the Comparison Group con-sisted of only one other fund and that the fund underperformed this fund on a yield performance basis, but outperformed this fund on a total return basis, for the 1-, 3-, 5-, and 10-year time periods. The Board members also noted that the Fund outperformed the Lipper category average for each reported time period on a yield and total return basis. The Board members also discussed the fund's management fee and expense ratio and compared it with the management fee and expense ratio for the Comparison Group fund. The Board members noted that the fund's management fee was higher than the fee of the Comparison Group fund, and that the fund's total expense ratio was lower than the expense ratio of the Comparison Group fund and the Lipper category average.

The Board members also reviewed the fee paid to the Manager or its affiliates by the one mutual fund managed by the Manager or its affili-ates with similar investment objectives, policies, and strategies, and in the same Lipper category, as the fund (the "Similar Fund"). The Manager's representatives explained the nature of the Similar Fund and the differ-ences, from the Manager's perspective, in management of the Similar Fund as compared to managing and servicing the fund. The Similar Fund had a lower management fee than the fund. The Similar Fund was designed exclusively for private wealth clients as part of a private asset management program which charges additional fees. The Board ana-lyzed the differences in fees paid and discussed the relationship of the advisory fees paid in light of the Manager's comprehensive array of advi-sory, administrative, and other services provided to the fund. The Board members considered the relevance of the fee information provided for the Similar Fund to evaluate the appropriateness and reasonableness of the fund's management fee. The Manager's representatives noted that there were no similarly managed institutional separate accounts or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board received and considered information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Manager's representatives stated that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the analysis in light of the relevant circumstances for the fund, including the decline in fund assets, and the extent to which economies of scale would be realized as the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board noted that it appeared that the benefits of any economies of scale also would be appropriately shared with shareholders through increased investment in fund management and administration resources. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fee under the Management Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, extent, and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. The Board members also discussed the profitability percentage ranges determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the profitability percentage for managing the fund was not unreasonable given the fund's overall performance and generally superior service levels provided. The Board also noted the Manager's absorption of certain expenses of the Fund over the past year and its effect on the profitability of the Manager.

At the conclusion of these discussions, each Board member expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on their discussions and considerations as described above, the Board members made the following conclusions and determinations.

- The Board concluded that the nature, extent, and quality of the services provided by the Manager are adequate and appropriate.
- The Board was satisfied with the fund's performance.
- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of comparative performance and expense and advisory fee information, costs of the services provided, and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.
- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

Joseph S. DiMartino (62)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, engages in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 193

David W. Burke (69)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director
• U.S.S. Constitution Museum, Director

No. of Portfolios for which Board Member Serves: 84

Diane Dunst (66)
Board Member (1994)

Principal Occupation During Past 5 Years:
• President, Huntting House Antiques

No. of Portfolios for which Board Member Serves: 11

Jay I. Meltzer (77)
Board Member (1993)

Principal Occupation During Past 5 Years:
• Physician, Internist and Specialist in Clinical Hypertension
• Clinical Professor of Medicine at Columbia University & College of Physicians and Surgeons
• Faculty Associate, Center for Bioethics, Columbia

No. of Portfolios for which Board Member Serves: 11

Daniel Rose (76)
Board Member (1993)

Principal Occupation During Past 5 Years:
• Chairman and Chief Executive Officer of Rose Associates, Inc., a New York based real estate development and management firm

Other Board Memberships and Affiliations:
• Baltic–American Enterprise Fund, Vice Chairman and Director
• Harlem Educational Activities Fund, Inc., Chairman
• Housing Committee of the Real Estate Board of New York, Inc., Director

No. of Portfolios for which Board Member Serves: 22

————————

Warren B. Rudman (75)
Board Member (1993)

Principal Occupation During Past 5 Years:
• Of Counsel to (from January 1993 to December 31, 2003, Partner in) the law firm Paul, Weiss, Rifkind, Wharton & Garrison LLP

Other Board Memberships and Affiliations:
• Collins & Aikman Corporation, Director
• Allied Waste Corporation, Director
• Raytheon Company, Director
• Boston Scientific, Director

No. of Portfolios for which Board Member Serves: 20

————————

Sander Vanocur (77)
Board Member (1993)

Principal Occupation During Past 5 Years:
• President, Old Owl Communications

No. of Portfolios for which Board Member Serves: 22

————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.
Rosalind Gersten Jacobs, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 52 years old and has been an employee of the Manager since January 2000.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 50 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 42 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 53 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since August 2005.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since August 2005.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 200 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 48 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since August 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 196 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Distributor since October 1998.

For More Information

Dreyfus Pennsylvania Intermediate Municipal Bond Fund

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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